

September 27, 2013

Lock Sen Yow
Chief Executive Officer
Smartag International, Inc.
1328 West Balboa Boulevard, Suite C
Newport Beach, California 92661

      Re: Smartag International, Inc.
             Current Report on Form 8-K
             Filed September 23, 2013
             File No. 0-53792

Dear Mr. Yow:

We have reviewed your filing and have the following comment.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and any information you provide in response to this comments, we may have additional comments.

1.   We note your disclosure under Item 5.06 that management has determined that the company is no longer a shell corporation as defined in Rule 12b-2 of the Securities Exchange Act. Under that definition, a shell company has no or nominal operations and either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. By referring to specific parts of your disclosure or business, please tell us how you factually fall outside the definition of a shell company. Currently it appears that you have minimal or no operations, no revenues, and that all your assets consist of cash. In the alternative, amend your Form 8-K to indicate that you continue to be a shell company. This would include revising your disclosure on page 26 to remove the Item 5.06, Change in Shell Company Status disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphyfor

Larry Spirgel
Assistant Director